Exhibit 99.1

Otonomo Welcomes Meir Moshe to its Board of Directors

HERZLIYA, Israel and SAN FRANCISCO – June 7, 2022 – Otonomo Technologies Ltd. (Nasdaq: OTMO), the platform powering the mobility economy, is excited to welcome Meir Moshe to its Board of Directors. Moshe will work alongside fellow board members to further Otonomo’s mission to deliver a new generation of mobility experiences and services.

“We’re honored to have Meir join the Otonomo Board of Directors and add his financial insights, experience and perspectives as we execute our strategy to be a leader in the mobility industry,” said Ben Volkow, CEO and co-founder of Otonomo. “His over three decades of experience advising and working at Nasdaq companies will serve as an important resource for us as Otonomo enters its next stage of growth.”

A seasoned technology veteran whose career spans over four decades, Moshe is known for his expertise in finance. At Radware, he served as the CFO for 17 years. He also has extensive experience as a director and member of the audit committee for numerous public companies, including Ability Inc., Carasso Motors Ltd. and Albert Technologies Ltd.

“It’s an exciting time where the entire transportation experience is being reimagined, and data is fueling new and innovative approaches,” said Moshe. “I’m thrilled to join Otonomo’s board and contribute my expertise to this tremendously talented team as they capitalize on the enormous potential of the emerging mobility economy.”

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services. With Otonomo, providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages.

Our partners gain access to the broadest, most diverse, range of data from connected vehicles, mobile phones, public transport, EV infrastructure, and MaaS with just one contract and one API. Vehicle and multimodal mobility data is reshaped and enriched to provide deep visibility and actionable insights and empower planning, deployment, and operations.

Architected with privacy and security by design our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has an R&D center in Israel and a presence in the United States and Europe.

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For media inquiries, please contact:

Juliet McGinnis
Senior Director of Communications, Otonomo
press@otonomo.io

For investment inquiries, please contact:

MS- IR for Otonomo
Miri Segal
msegal@ms-ir.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on  March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.